UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                              GENERAL DEVICES, INC.
                              ---------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    369514302
                                    ---------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203)429-2200
                    -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   JANUARY 24, 2006
                                   ----------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 369514302

1     Names of Reporting Persons.           Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons
      (entities only)                                            06-1524885
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) |X|
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3     SEC Use Only
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4     Source of Funds (See Instructions)
      00
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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]
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6     Citizenship or Place of Organization
      Connecticut
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                     7    Sole Voting Power                27,771,024(1) (2)
                          ----------------------------------------------
Number of            8    Shared Voting Power                       0
                          ----------------------------------------------
Shares Bene-         9    Sole Dispositive Power           28,342,107(1)
                          ----------------------------------------------
ficially Owned      10   Shared Dispositive Power                   0
                          ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                    28,342,107 (1)
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      [ ]
      ----------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)        58.3% (1)
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14    Type of Reporting Person (See

      Instructions) IA
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(1) As described in Items 4 and 5 below, the Reporting Person (as defined below)
may be deemed to be part of a group with Sherleigh (as defined below) pursuant to the terms of the Stockholders Agreement (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 7,872,808 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by Sherleigh. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

(2) The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC (as defined below). As such, the 571,084 shares of Common Stock held by PSPCC are not included in the amounts specified by the Reporting Person under "Sole Voting Power" above.

ITEM 1.       SECURITY AND ISSUER

      This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of General Devices, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 153 Greenwood Avenue, Suite 11-13, Bethel, Conneticut 08640.

ITEM 2.       IDENTITY AND BACKGROUND

      This Schedule 13D is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

      The Reporting Person is the investment adviser/manager of, and exercises sole voting and investment discretion over, Pequot Scout Fund, L.P., a Delaware limited partnership ("PSF"), Pequot Mariner Master Fund, L.P., a Cayman Islands exempted limited partnership ("PMMF"), Pequot Navigator Offshore Fund, Inc., a British Virgin Islands International Business Corporation ("PNOF"), Pequot Diversified Master Fund, Ltd., a Cayman Islands corporation ("PDMF"), each of which are Accounts. The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over Premium Series PCC Limited Cell 33, a Protected Cell Company formed under the laws of Guernsey ("PSPCC", and together with PSF, PMMF, PNOF and PDMF, the "Funds"), which is an Account.

      Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Paul D. Farrell, an employee of the Reporting Person, is a director of the Issuer.

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On January 24, 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among Aduromed Corporation, a Delaware corporation ("Aduromed"), the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation ("MergerSub"): (i) each share of outstanding Series A Preferred Stock of Aduromed, par value $0.01 per share, beneficially owned by the Reporting Person was converted into 1.795 shares of the Issuer's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"); and (ii) each warrant to purchase shares of Aduromed's common stock, par value $0.01 per share (the "Aduromed Warrants") beneficially owned by the Reporting Person was converted into warrants to purchase such number of shares of the Issuer's common stock, par value $0.0001 per share (the "Common Stock") equal to (A) 1.795, multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant.

      On January 24, 2006, at the effective time (the "Effective Time") of the merger of MergerSub with and into Aduromed (the "Merger"), the Reporting Person became a beneficial owner of 4,026,665 shares of Series A Preferred Stock (the "First Step Preferred Stock") and warrants to purchase 4,026,664.27 shares of Common Stock (the "First Step Warrants"). On January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006 (the "Purchase Agreement"), by and among Aduromed, the Issuer, the Funds and Sherleigh, the Issuer issued and sold to the Funds 10,144,389 shares (the "Second Step Preferred Stock") of the Issuer's Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock," and together with the Series A Preferred Stock, the "Preferred Stock") and warrants to purchase

10,144,389 shares of Common Stock (the "Second Step Warrants," and together with the First Step Warrants, the "Warrants") for aggregate consideration of approximately $3,221,338. The funds for the purchase of such securities held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

      The descriptions of the Merger Agreement and the Purchase Agreement contained in this Item 3 below are qualified in their entirety by reference to the Merger Agreement and the Purchase Agreement, which are incorporated herein by reference as Exhibits 1 and 2, respectively.

ITEM 4.     PURPOSE OF TRANSACTION

      Pursuant to the terms of the Merger Agreement, the Reporting Person acquired the First Step Preferred Stock that is convertible into Common Stock and the First Step Warrants that are exercisable for Common Stock. Pursuant to the terms of the Purchase Agreement, the Reporting Person acquired the Second Step Preferred Stock that is convertible into Common Stock and the Second Step Warrants that are exercisable for Common Stock. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, Warrants, Common Stock or other securities of the Issuer, or dispose of Preferred Stock, Warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

STOCKHOLDERS AGREEMENT

      On January 23, 2006, the Issuer and certain stockholders of the Issuer, consisting of the Funds and Sherleigh Associates Inc. Defined Benefit Pension Plan ("Sherleigh", and together with the Funds, the "Stockholder Parties") entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") pursuant to which the Stockholder Parties agreed to vote all securities of the Issuer owned by such Stockholder Party now or acquired thereafter at any regular or special meeting of the stockholders of the Issuer or in any written consent in lieu of a meeting so that (i) the number of directors of the Issuer will be seven; (ii) for so long as the holders of the Series A Preferred Stock and the Series B Preferred Stock (the "Preferred Holders") own at least 10% of the outstanding shares of the Issuer's Common Stock (calculated as if the Series A Preferred Stock and Series B Preferred Stock converted into Common Stock and warrants to purchase Common Stock of the Issuer were exercised) the election to the board of directors (the "Board") of the Issuer of at least two members designated by the holders of at least a majority of the outstanding shares of the Series A Preferred Stock and the Series B Preferred Stock and the appointment to each committee of the Board of at least one such director designated by the Preferred Holders; (iii) for so long as Damien Tanaka is employed as the chief executive officer of the Issuer, the election to the Board of five members designated by Damien Tanaka; and (iv) the boards of directors of each subsidiary of the Issuer shall be comprised of the same persons that are from time to time members of the Board. The stockholders party to the Stockholders Agreement agreed to vote their shares at any regular or special meeting or in any written consent in lieu of a meeting to ensure that the Issuer's charter documents do not, at any time, conflict with the provisions of the Stockholders Agreement.

      Subject to certain exceptions, if the Issuer proposes to issue any securities, each Preferred Holder has 30 days from the date the Issuer notifies such Preferred Holder to elect to purchase all of such Preferred Holder's pro rata share of the securities proposed to be issued at the price and upon the terms proposed to be offered to the third party. Any such securities that remain unsubscribed by another Preferred Holder may be purchased on a pro rata basis by any Preferred Holder that has elected to subscribe for its pro rata share of such securities. Subject to certain exceptions, the preemptive rights terminate on date on which the Issuer consummates underwritten public offering of its Common Stock, with an aggregate price to the public of not less than $50 million, following which, such Common Stock is listed on a national securities exchange or the National Association of Securities Dealers National Market System.

      Each stockholder party to the Stockholders Agreement agreed not to transfer its securities of the Issuer unless the transferee of such securities agreed in writing to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement may be amended upon the written consent of the Issuer and the holders of a majority of the shares held by the stockholders party to the Stockholders Agreement.

REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, the Issuer, Aduromed and the Stockholder Parties entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, within 60 days after consummation of the Merger, the Issuer agreed to file a registration statement (the "Required Registration Statement") registering (for the resale from time to time) the Common Stock underlying the Series A Preferred Stock and Series B Preferred Stock held by the Stockholder Parties, the warrants to purchase Common Stock held by the Stockholder Parties, the Common Stock underlying such warrants, and any other shares of Common Stock or other equity securities of the Issuer or a successor or assign of the Issuer issued or issuable directly or indirectly with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, the "Registrable Securities"). The Issuer will be required to keep the Required Registration Statement effective until the earlier of: (i) the date that all the Registrable Securities covered by the Required Registration Statement have been sold; (ii) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 under the Securities Act or any similar rule or regulation; and (iii) the fifth anniversary of the effective date of the Required Registration Statement. If the Issuer is eligible to use Form S-3 under the Securities Act, a Stockholder Party (or its permitted transferee) may request in writing that the Issuer effect a registration on Form S-3 if the Registrable Securities to be included in such S-3 registration statement are proposed to be sold for an aggregate price to the public of not less that $500,000. The Issuer agreed to file and effect such registration as soon as practicable after receipt of such written request. Until the earlier of (i) the fifth anniversary of the date of the Registration Rights Agreement and (ii) the date on which each Stockholder Party has sold all of their respective Registrable Securities pursuant to the Required Registration Statement, the Registration Rights Agreement also provides the Stockholder Parties with piggyback registration rights with respect to certain offerings of the Issuer's securities. The Stockholder Parties also agreed to certain restrictions on public sales or distributions or other open market offers and sales in connection with certain public offerings of securities by the Issuer.

CHANGES TO THE BOARD OF DIRECTORS

      Effective as of January 23, 2006, pursuant to the Stockholders Agreement, Paul D. Farrell was named a member of the Board of Directors of the Issuer.

      Copies of the Merger Agreement, the Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement are incorporated herein by reference as Exhibits 1, 2, 3 and 4, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person beneficially owns 28,342,107 shares of Common Stock, representing approximately 41.2% of shares of Common Stock outstanding as of the Effective Time (assuming the issuance of (i) 4,026,665 shares of Common Stock issuable upon conversion of the First Step Preferred Stock; (ii) 4,026,664.27 shares of Common Stock issuable upon exercise of the First Step Warrants; (iii) 10,144,389 shares of Common Stock issuable upon conversion of the Second Step Preferred Stock; and (iv) 10,144,389 shares of Common Stock issuable upon exercise of the Second Step Warrants.

      In addition, by virtue of any of the Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes, respectively, Sherleigh and the Reporting Person. While the Reporting Person does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including Sherleigh and the Reporting Person would be deemed to beneficially own, in the aggregate, 44,087,723 shares of Common Stock, representing 68.5% of the Common Stock outstanding as of the Effective Time. The Reporting Person expressly disclaims


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




beneficial ownership of Common Stock beneficially owned by Sherleigh and does not affirm that any such "group" exists.

      (b) The Reporting Person has the sole power to vote or direct the vote of 27,771,024 shares of Common Stock and has the sole power to dispose or direct 28,342,107 shares of Common Stock. The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion (but not voting discretion) over the shares held by PSPCC.

      Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the holder Party. To the knowledge of the Reporting Person and based on documents publicly filed by Sherleigh, the name, address and principal occupation of the officers, directors and controlling person(s) of Sherleigh is as set forth on
Exhibit 5 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by Sherleigh, during the last five years, Sherleigh has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the Merger Agreement, the Purchase Agreement, the Stockholders Agreement, and the Registration Rights Agreement, which are incorporated by reference herein. In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, on January 24, 2006, the Issuer issued to the Funds the Preferred Stock and the Warrants.

SERIES A PREFERRED STOCK

      The Series A Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, without payment of additional consideration into such number of shares of Common Stock determined by dividing (a) the original issue price of $0.31755 (the "Original Issue Price") by (b) the conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series A Conversion Price"). The Issuer may, at its option, cause the conversion of all, but not less than all, of the shares of Series A Preferred Stock then outstanding, into the number of shares of Common Stock determined by dividing the Original Issue price by the Series A Conversion Price in effect at the time of conversion if: (x) the closing price per share reported on the Over-The-Counter Bulletin Board (the "OTCBB") or other stock quotation system has exceeded 400% of the then effective Series A Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which the Issuer notifies the holders of the Series A Preferred Stock that it is exercising its option to convert the Series A Preferred Stock; and (y) the actual average daily trading volume of the Common Stock on the OTCBB or other stock quotation system upon which the Common Stock is listed, during such 30 consecutive trading day period is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of stock splits, stock combinations or any other similar events affecting the outstanding number of shares of Common Stock). The Series A Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events.

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



      Holders of the Series A Preferred Stock are entitled to vote on all matters voted on by the holders of the Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. Each share of Series A Preferred Stock is entitled to such number of votes as is equal to the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, except as otherwise described below. Initially, each share of Series A Preferred Stock will be entitled to one vote. Without the approval of the holders of more than 50% of the outstanding shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class on an as-converted basis, the Issuer will not be allowed to take certain actions. The holders of Series A Preferred Stock are entitled to customary liquidation and dissolution preferences.

      Holders of the Series A Preferred Stock are entitled to receive annual cumulative dividends, beginning on March 15, 2006, at the rate of 6% per annum of the Original Issue Price, compounded semi-annually. Upon conversion, the holders of the Series A Preferred Stock are entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series B Conversion Price. Holders of the Series A Preferred Stock are entitled to receive such dividends after payment of dividends to the holders of any stock ranking senior to the Series A Preferred Stock, but prior to any payment of dividends to the holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Stock. The Series A Preferred Stock ranks on par as to dividend rights, redemption rights and rights upon liquidation and dissolution with the Series B Preferred Stock.

SERIES B PREFERRED STOCK

      The Series B Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, without payment of additional consideration into such number of shares of Common Stock determined by dividing (a) the original issue price of $0.31755 (the "Original Issue Price") by (b) the conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series B Conversion Price"). The Issuer may, at its option, cause the conversion of all, but not less than all, of the shares of Series B Preferred Stock then outstanding, into the number of shares of Common Stock determined by dividing the Original Issue price by the Series B Conversion Price in effect at the time of conversion if: (x) the closing price per share reported on the Over-The-Counter Bulletin Board (the "OTCBB") or other stock quotation system has exceeded 400% of the then effective Series B Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date on which the Issuer notifies the holders of the Series B Preferred Stock that it is exercising its option to convert the Series B Preferred Stock; and (y) the actual average daily trading volume of the Common Stock on the OTCBB or other stock quotation system upon which the Common Stock is listed, during such 30 consecutive trading day period is at least 100,000 shares of Common Stock (subject to adjustment from time to time as a result of stock splits, stock combinations or any other similar events affecting the outstanding number of shares of Common Stock). The Series B Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events.

      Holders of the Series B Preferred Stock are entitled to vote on all matters voted on by the holders of the Common Stock, voting together as a single class with the holders of the Common Stock and all other shares entitled to vote thereon as a single class with the Common Stock. Each share of Series B Preferred Stock is entitled to such number of votes as is equal to the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, except as otherwise described below. Initially, each share of Series B Preferred Stock will be entitled to one vote. Without the approval of the holders of more than 50% of the outstanding shares of Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class on an as-converted basis, the Issuer will not be allowed to take certain actions. The holders of Series B Preferred Stock are entitled to customary liquidation and dissolution preferences.

      Holders of the Series B Preferred Stock are entitled to receive annual cumulative dividends, beginning on March 15, 2006, at the rate of 6% per annum of the Original Issue Price, compounded semi-annually. Upon conversion, the holders of the Series B Preferred Stock are entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series B Conversion Price. Holders of the Series B Preferred Stock are entitled to receive such dividends after payment of dividends to the holders of any stock ranking senior to the Series B Preferred Stock, but prior to any payment


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of dividends to the holders of Common Stock or any other class of stock ranking junior to the Series B Preferred Stock. The Series B Preferred Stock ranks on par as to dividend rights, redemption rights and rights upon liquidation and dissolution with the Series A Preferred Stock.

WARRANTS

     In connection with the transactions contemplated by the Merger Agreement, the Issuer issued the First Step Warrants to the Funds on January 24, 2006. The First Step Warrants expire at the close of business on September 30, 2012 and are exercisable at an exercise price of $0.37883 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The First Step Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the First Step Warrants in excess of that portion of the First Step Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the First Step Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the First Step Warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. The Reporting Person waived such limitations on February 2, 2006, and the First Step Warrants will be exercisable 61 days from the date of such notice, in the aggregate, to purchase 4,026,664.27 shares of Common Stock. Cashless exercise is permitted.

     In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Second Step Warrants to the Funds on January 24, 2006. The Second Step Warrants expire at the close of business on January 24, 2013, and are exercisable at an exercise price of $0.37883 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The Second Step Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the Second Step Warrants in excess of that portion of the Second Step Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the Second Step Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the Second Step Warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. The Reporting Person waived such limitations on February 2, 2006, and the First Step Warrants will be exercisable 61 days from the date of such notice, in the aggregate, to purchase 10,144,389 shares of Common Stock. Cashless exercise is permitted.

     A form of the Certificates of Designation for the Series A Preferred Stock and the Series B Preferred Stock attached hereto as Exhibits 6 and 7, respectively, and are incorporated herein by reference. Other than as described above, the First Step Warrants have substantially similar terms, a form of which is attached hereto as Exhibit 8 and incorporated herein by reference. Other than as described above, the Second Step Warrants have substantially similar terms, a form of which is attached hereto as Exhibit 9 and incorporated herein by reference. The description herein of each such certificate of designation or warrant is qualified in its entirety by reference to such certificate of designation or warrant.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2 Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

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



Exhibit 3 Amended and Restated Stockholders Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4 Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.4 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 5   Name, address and principal business/occupation of Sherleigh.

Exhibit 6 Form of Certificate of Designations of the Series A Preferred Stock of the Issuer.

Exhibit 7 Form of Certificate of Designations of the Series B Preferred Stock of the Issuer.

Exhibit 8   Form of First Step Warrant.

Exhibit 9   Form of Second Step Warrant.


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




                                   S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  February 2, 2006             Pequot Capital Management, Inc.




                                           /S/ ARYEH DAVIS
                                     ----------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary


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





                                  EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2 Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 3 Amended and Restated Stockholders Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4 Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer and the Stockholder Parties (incorporated by reference to Exhibit 99.4 to the Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 5   Name, address and principal business/occupation of Sherleigh.

Exhibit 6 Form of Certificate of Designations of the Series A Preferred Stock of the Issuer.

Exhibit 7 Form of Certificate of Designations of the Series B Preferred Stock of the Issuer.

Exhibit 8   Form of First Step Warrant.

Exhibit 9   Form of Second Step Warrant.

                                    EXHIBIT 5

To the knowledge of the Reporting Person, the name, address and principal business or occupation of the officers, directors, partners and/or controlling person(s) of Sherleigh, in each case, as applicable, are as follows:

        Sherleigh Associates Inc. Defined Benefit Pension Plan ("Sherleigh") is a defined benefit pension plan. Jack Silver, the trustee of Sherleigh, is a citizen of the United States and his principal occupation is serving as trustee of Sherleigh. Its address is c/o STAR Capital LLC, 660 Madison Avenue,
New York, NY  10021.



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